UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-3435

Verizon New York Inc.

(Exact name of registrant as specified in its charter)

1095 Avenue of the Americas, Room 3868, New York, New York 10036

Telephone: (212) 395-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	Twelve Year 6 1/2% Debentures, due March 1, 2005
2.	Ten Year 6% Debentures, due April 15, 2008
3.	Twelve Year 6.125% Debentures, due January 15, 2010
4.	Twenty-One Year 8 5/8% Debentures, November 15, 2010
5.	Twenty Year 7% Debentures, due May 1, 2013
6.	Twenty Year 7% Debentures, due June 15, 2013
7.	Thirty Year 6.70% Debentures, due November 1, 2023
8.	Thirty Year 6.50% Debentures, due April 15, 2028
9.	Forty Year 7% Debentures, due December 1, 2033
10.	6 7/8% Debentures, Series A, due 2012
11.	7 3/8% Debentures, Series B, due 2032

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	Twelve Year 6 1/2% Debentures, due March 1, 2005	95
2.	Ten Year 6% Debentures, due April 15, 2008	122
3.	Twelve Year 6.125% Debentures, due January 15, 2010	124
4.	Twenty-One Year 8 5/8% Debentures, November 15, 2010	73
5.	Twenty Year 7% Debentures, due May 1, 2013	42
6.	Twenty Year 7% Debentures, due June 15, 2013	66
7.	Thirty Year 6.70% Debentures, due November 1, 2023	78
8.	Thirty Year 6.50% Debentures, due April 15, 2028	51
9.	Forty Year 7% Debentures, due December 1, 2033	70
10.	6 7/8% Debentures, Series A, due 2012	95
11.	7 3/8% Debentures, Series B, due 2032	71

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon New York Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2004	VERIZON NEW YORK INC.

	By:	/s/ Edwin F. Hall
Edwin F. Hall Controller